As filed with the Securities and Exchange Commission on May 15, 2012

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
_________________________________

Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

The New Ireland Fund, Inc.
(Name of Subject Company (Issuer))

The New Ireland Fund, Inc.
(Name of Filing Persons (Offeror and Issuer))

Shares of Common Stock
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

THE NEW IRELAND FUND, INC.
c/o BNY Mellon Investment Servicing (US) Inc.
One Boston Place, 34th Floor
Boston, Massachusetts 02109
1-800-468-6475

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:
Patricia A. Poglinco, Esq.
Seward & Kissel LLP
One Battery Park Plaza
New York, New York 10004

CALCULATION OF FILING FEE

Transaction Value: $8,066,520*	Amount of Filing Fee: $924.42**

* Estimated for purposes of calculating the filing fee only. This amount was determined by multiplying 924,000 shares of common stock of The New Ireland Fund, Inc., which represents the estimated maximum number of such shares to be acquired in the tender offer, by a price per share of $8.73, which represents 98% of the net asset value per share on May 11, 2012.

** Calculated at $114.60 per $1,000,000 of the transaction value.

[ ]
Check the box if any part of the filing fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of the filing.

Amount Previously Paid:
Form or Registration No.:

Filing Party:
Date Filed:
[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates
[ ]	Third-party tender offer subject to Rule 14d-1.
[X]	Issuer tender offer subject to Rule 13e-4
[ ]	Going-private transaction subject to Rule 13e-4
[ ]	Amendment to Schedule 13D under Rule 13d-2

[ ]	Check the following box if the filing is a final amendment reporting the results of the tender offer.

Introductory Statement

The New Ireland Fund, Inc., a non-diversified, closed-end management investment company  incorporated under the laws of the state of Maryland (the "Fund"), is offering to purchase, upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal (which, together with this Offer to Purchase and with any amendments or supplements thereto, constitute the "Offer Documents") 924,000 of the issued and outstanding shares of common stock of the Fund ("Shares"), representing approximately 15% of the Fund's issued and outstanding shares of common stock as of May 8, 2012. The Fund is offering to purchase Shares at a price, net to the seller in cash (subject to any applicable withholding taxes and brokerage fees), without interest thereon, equal to 98% of the net asset value ("NAV") per Share as determined by the Fund as of the close of regular trading on the New York Stock Exchange (the "NYSE"), on the business day immediately following the day the offer expires (the "Valuation Date") or, if the offer is extended, such date as the Board of Directors of the Fund will determine. The Fund normally calculates its NAV per Share on each day that the NYSE is open for trading at the close of regular trading on the NYSE on such day. The Offer to Purchase will expire at 11:59 p.m., Eastern Time on June 13, 2012 (the "Expiration Date"), or such later date as corresponds to any extension of the Offer.

Item 1 through Item 11.

The information in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Item 1 through Item 11 of this Issuer Tender Offer Statement on Schedule TO.

Item 12.  Exhibits.

See Exhibit Index immediately following the signature page.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE NEW IRELAND FUND, INC.

/s/ Sean Hawkshaw
Name: Sean Hawkshaw
Title:  President

Dated: May 15, 2012

Exhibit Index

(a)(1)	Offer to Purchase.

(a)(2)	Form of Letter of Transmittal.

(a)(3)	Form of Notice of Guaranteed Delivery.

(a)(4)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(6)	Text of Letter to Shareholders of the Fund.

(a)(7)	Pre-Commencement Communication.